NORBROOK LABORATORIES LIMITED
operating through NORBROOK s.r.o

as the Supplier
- and -
PHARMAPLAZ LIMITED

as the Buyer

- and -

SAMARITAN IRELAND PHARMACEUTICALS LIMITED
as the Finished Product License Holder
- and -
SAMARITAN PHARMACEUTICALS INC

as the Parent Company of the Finished Product License Holder

SUPPLY AGREEMENT

PROCAINE HYDROCHLORIDE

CONTENTS

1. DEFINITIONS
2. SCOPE OF THE AGREEMENT
3. WARRANTY OF USE
4. FORECAST, ORDERING AND
5. SUPPLYPRICING AND PAYMENT ARRANGEMENTS
6. QUALITY
7. QUALITY COMPLIANCE
8. WARRANTY/LIABILITY
9. CONFIDENTIALITY
10. FORCE MAJURE
11. TERMS AND TERMINATION
12. NOTICES
13. MISCELLANEOUS

Schedule 1.1 (f) Schedule 4.3 Schedule 5.1	SPECIFICATIONS GENERAL TERMS AND CONDITIONS OF SALE PRICE

SUPPLY AGREEMENT

THIS AGREEMENT is made the day of June 2005,

BETWEEN:

(1)	NORBROOK LABORATORIES LIMITED of Station Works, Newry, Co. Down BT35 6JP operating through its Czech subsidiary, NORBROOK s.r.o, a limited liability company organized and existing under the laws of the Czech Republic having its registered office at Pardubice 20, Rybitvi RY 133, post code 533 54, Czech Republic (“NORBROOK”);

(2)	PHARMAPLAZ LIMITED, a limited liability company organized and existing under the laws of the Republic of Ireland, established and having its principal office at Daneswell Business Park, Athlone, County Roscommon, Republic of Ireland (“PHARMAPLAZ”); and

(3)	SAMARITAN IRELAND PHARMACEUTICALS LIMITED, a limited liability company organized and existing under the laws of the Republic of Ireland, established and having its principal office at Daneswell Business Park, Athlone, County Roscommon, Republic of Ireland;

(4)	SAMARITAN PHARMACEUTICALS INC a company existing under the laws of the Nevada and whose address is 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109, USA (hereinafter SAMARITAN IRELAND PHARMACEUTICALS LIMITED and SAMARITAN PHARMACEUTICALS INC shall be referred to collectively as “SAMARITAN”) hereinafter sometimes individually referred to as “Party” and collectively as “Parties”.

WHEREAS:

(A)	NORBROOK is engaged in the manufacture, marketing and sale of pharmaceutical compounds, such as Procaine Hydrochloride (hereinafter defined in clause 1.1 (e) and referred to as the “Material”).

(B)	PHARMAPLAZ is engaged in the research, development, manufacture and sale of various human medicines and desires to purchase certain quantities of the Material for formulating in its own facilities and for subsequent sales of a finished form product (hereinafter defined in clause 1.1 (d) and referred to as “Finished Product”) in the human medicines market for and on behalf of SAMARITAN, and hence desires a reliable source of supply;

(C)	SAMARITAN intends to obtain marketing approval in the United States from the US Food and Drugs Administration (“FDA”) for the Finished Product and to be the exclusive license holder in the USA for this Finished Product; and

(D)	NORBROOK is willing to provide this supply through the sale of certain quantities of the Material to PHARMAPLAZ in accordance with the terms and conditions hereinafter set forth.

IT IS AGREED:

1. DEFINITIONS

1.1	Whenever used in this Agreement, the following capitalized terms (including the preambles) shall have the following meanings:

(a)	“Affiliate”, shall mean: with respect to a Party to this Agreement, an entity which is directly or indirectly controlled by, in control of, or under common control with such Party. For the purposes of this definition, “control” shall be deemed to exist in the event of ownership of fifty percent (50%) or more of the voting stock of an entity;

(b)	“Agreement”, shall mean: this present Supply Agreement together with the Schedules, Exhibits and Annexes attached hereto, and including any and all modifications and alterations thereto made in writing in accordance with the terms thereof, after the date of signature hereof;

(c)	“Effective Date” shall mean date of first registration of the Finished Product;

(d)	“Finished Product”, shall mean: a finished dosage form product manufactured by PHARMAPLAZ containing, inter alia, in its formulation the Material, suitable for the treatment of humans and licensed exclusively for such purpose to SAMARITAN by the US Food and Drug Administration (“FDA”);

(e)	“Material” shall mean: Procaine Hydrochloride, manufactured by NORBROOK at a worldwide approved production site, including approval by the FDA and with a US Drug Master File (“DMF”) in accordance with the Specifications;

(f)	“Specifications”: shall mean, the technical characteristics of the Material complying with the most current version of the US Pharmacopoeia. The current version as at the date of this Agreement are as set out in Schedule 1.1 (f);

(g)	“Euro”, shall mean the EU currency Euro;

1.2	This Agreement is a contract of sale/purchase and shall not be interpreted as a contract of license, agency or the like.

1.3	References to Recitals, Clauses, sub-clauses and Schedules are to recitals, clauses, sub-clauses and schedules of this Agreement.

1.4	References herein to a “third party” are references to any person, corporation, firm, partnership or other entity other than PHARMAPLAZ, SAMARITAN, or NORBROOK, or any Affiliate of PHARMAPLAZ, SAMARITAN or NORBROOK.

1.5	Unless otherwise stated, references herein to days, weeks, quarters and years are references to calendar days, calendar weeks, calendar quarters and calendar years.

1.6	The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

2. SCOPE OF THE AGREEMENT

2.1	During the term of this Agreement, PHARMAPLAZ wishes to purchase from NORBROOK the Material solely for the purpose of converting and/or formulating the Material into Finished Product.

2.2	Subject to the terms and conditions of this Agreement, NORBROOK shall sell and deliver the Material to PHARMAPLAZ and PHARMAPLAZ shall purchase the Material exclusively from NORBROOK in the following minimum quantities:

2.2.1 2.2.2 2.2.3 2.2.4 2.2.5	in year 1 a minimum quantity of 20,000 kg.
in year 2 a minimum quantity of 40,000 kg.
in year 3 a minimum quantity of 80,000 kg.
in year 4 a minimum quantity of 80,000 kg.
in year 5 a minimum quantity of 80,000 kg.

2.3	Without detriment to the above, in any year PHARMAPLAZ may order quantities of the Material exceeding the volumes mentioned in sub-clause 2.2. In such event, NORBROOK shall use its reasonable commercial endeavors to supply such additional quantities of the Material to PHARMAPLAZ, provided however, that nothing herein shall create an obligation on the part of NORBROOK to supply to PHARMAPLAZ any such additional quantities of the Material.

2.4	Subject to the terms of clause 13.4 hereunder, SAMARITAN shall ensure that during the term of this Agreement the US license holder(s) of the Finished Product as regulated by the FDA shall be a party to the terms of this Agreement.

2.5	Nothing in this Agreement shall be construed so as in any way to limit or restrict NORBROOK’s right to sell the Material to third parties.

3. WARRANTIES

3.1	PHARMAPLAZ and SAMARITAN warrant that during the term of this Agreement they shall purchase the Material exclusively from NORBROOK.

3.2	PHARMAPLAZ and SAMARITAN warrant that they shall not on-sell the Material to any third party save where the Material is contained and/or formulated within the Finished Product.

3.3	PHARMAPLAZ and SAMARITAN warrant that they shall use the Material exclusively for formulating in a Finished Product.

4. FORECAST, ORDERING, SUPPLY AND DELIVERY

4.1	To enable NORBROOK to organize an adequate supply of the Material to PHARMAPLAZ, PHARMAPLAZ shall submit on or before 1 September of each year or any other date as agreed between the Parties a written forecast of the quantities of Material PHARMAPLAZ estimates it shall require during the next following year, divided in quarters. The quantities per quarter shall not deviate more than thirty percent (30%) from the average quantity per quarter over the forecasted year.

4.2	NORBROOK’s obligation to supply any Material to PHARMAPLAZ shall be contingent upon NORBROOK’s acceptance of a firm purchase order. At least forty-five (45) days before each quarter, PHARMAPLAZ shall submit to NORBROOK a firm purchase order setting forth the quantities of the Material to be supplied during such quarter, the required delivery dates and the source of supply. When submitting such purchase order, PHARMAPLAZ shall take into account the NORBROOK preferred order sizes.

4.3	Upon acceptance by NORBROOK of a firm purchase order, such order shall become a binding commitment of NORBROOK to supply and dispatch within at least 30 days and of PHARMAPLAZ to purchase the Material in accordance with the General Conditions of Sale as set out in Schedule 4.3.

4.4	All shipments of the Material under this Agreement shall be delivered to PHARMAPLAZ CIF at such site as agreed between the Parties in writing. The term “CIF” used herein shall have the meaning assigned to them in the latest version of the INCOTERMS published by the International Chamber of Commerce at Paris, France at the time of delivery.

4.5	Each shipment of the Material made hereunder shall be accompanied by a commercial invoice in duplicate, a Certificate of Analysis and any other document required by the relevant authorities for the import of the Material.

5. PRICING AND PAYMENT ARRANGEMENTS

5.1	During the term of this Agreement, the price to be paid for the Material shall be agreed upon by both Parties in good faith at least sixty (60) days before the commencement of every twelve (12) month period as from the Effective Date. The price for the Material to be paid by PHARMAPLAZ to NORBROOK for the first twelve (12) month period is set out in Schedule 5.1.

5.2	Both NORBROOK and PHARMAPLAZ will do their utmost to reach an agreement on price for the Material. However, in case both Parties fail to reach an agreement at least sixty (60) days prior to the commencement of each twelve (12) month period, then the price for the Material will be increased: (i) by an amount equal to the vouched percentage increase in the cost of ingredients and materials portion (which shall include all raw material and packaging used in the manufacture of the Material) of the price; and (ii) an inflationary price based on (RPI) Retail Price Index as published by the Czech Government for the remaining portion of the relevant price. In both cases calculated from the date of the last price change for the Material to the commencement date of the next twelve (12) month period. Should Norbrook wish to implement any price increase under this Clause 5.2 then it shall, at its own cost, produce to PHARMAPLAZ a certificate signed by NORBROOK’s independent auditor certifying that the amount of the proposed increase has been properly calculated in accordance with the requirements of this Clause 5.2. The price calculated in accordance with this sub-clause would apply to all orders placed by PHARMAPLAZ and accepted by NORBROOK during the following twelve (12) month period.

5.3	If such agreement on price cannot be agreed then NORBROOK shall have the right (i) to terminate this Agreement forthwith and (ii) withdraw access immediately to its DMF and notify the FDA accordingly.

5.4	All invoices shall be payable in Euro and are payable within thirty (30) days from the date of invoice by means of avalised draft.

6. QUALITY

6.1	NORBROOK warrants that the Material to be delivered under this Agreement shall at the time of delivery conform to the Specifications.

6.2	Upon PHARMAPLAZ‘s request, NORBROOK shall make available to the relevant authorities any information regarding aforesaid Material as may be necessary for any registration or marketing approval as required by PHARMAPLAZ and SAMARITAN in relation to the Finished Product.

6.3	Upon reasonable notice and subject to the willingness of the parties to enter into appropriate confidentiality undertakings, NORBROOK shall permit delegates of regulatory authorities monitoring either PHARMAPLAZ’s manufacture of the Finished Product or SAMARITAN’s sale of the Finished Product and PHARMAPLAZ’s or SAMARITAN’s auditors (which shall be a delegation of two persons unless otherwise agreed) to perform reasonable quality audits of NORBROOK’s quality control facilities relating to the Material, which shall include auditing the documentation relating to the manufacturing records of the Material, the quality control documentation relating to the Material and any scientific analysis carried out on the Material.

6.4	Both NORBROOK and PHARMAPLAZ shall retain one (1) sample of the Material from each batch hereunder. The retention periods shall be in accordance with current Good Manufacturing Practice (cGMP).

6.5	NORBROOK shall give PHARMAPLAZ written notification of at least twelve months prior to the introduction of any major changes to its manufacturing process of the Material, unless such notification period is not viable due to requirements or limitations of Laws and Standards. For the purpose of this Agreement, “Laws and Standards” shall mean any law, statute, ordinance, regulation, code or standard. In such a case, NORBROOK shall give PHARMAPLAZ a notification as soon as the circumstances will allow.

7. QUALITY COMPLIANCE

7.1	After receipt of the Material by PHARMAPLAZ, PHARMAPLAZ shall examine the Material and shall satisfy itself that these meet all contractual requirements.

7.2	Each shipment of the Material delivered hereunder shall, for the purposes hereof, be deemed to conform to the relevant Specifications, unless within fifteen (15) working days from receipt PHARMAPLAZ notifies NORBROOK in writing (and supplies NORBROOK with supporting documentation and samples of the shipment concerned) and fifteen (15) working days from the date on which any other claim was or ought to have been apparent, that it does not consider the particular shipment, or part thereof, to comply with the relevant Specifications.

7.3	In case the notification of non-compliance is accepted by NORBROOK as being caused by NORBROOK, NORBROOK will, at PHARMAPLAZ’s request, deliver a replacement Material in accordance with the Specifications as soon as practicable but no later than thirty (30) days after notification of non-compliance with the relevant Specifications using all reasonable efforts to ensure continuity of supply. NORBROOK’s liability to compensate PHARMAPLAZ for non-compliance with the relevant Specifications shall be limited to the supply of the replacement Material.

7.4	If the Parties are unable to agree within thirty (30) days after a notification as referred to above, on whether a shipment complies with the relevant Specifications the matter shall be submitted to an agreed independent laboratory.

7.5	This independent laboratory shall be appointed as an expert and its decision shall be final and binding upon the Parties. The fees of such independent laboratory shall be borne by NORBROOK if the shipment is found not to comply with the relevant Specifications and by PHARMAPLAZ in any other case.

8. LIABILITY & INDEMNITY

8.1	NORBROOK shall only be liable for direct losses or damages relating to a breach of any express warranty given under this Agreement. All other warranties, representations, undertakings, conditions or other terms, express or implied, statutory, contractual or otherwise, including without limitation, any warranty in relation to non-infringement of third party rights, merchantability, quality, suitability or fitness for any purpose are hereby excluded.

8.2	NORBROOK agrees to maintain its own product liability insurance being available to it at commercially reasonable rates and terms with a recognized insurance company to cover all loss damage or liability suffered by PHARMAPLAZ or SAMARITAN in relation to the Material resulting from any proven act, neglect or default of NORBROOK provided the liability has not been incurred by PHARMAPLAZ or SAMARITAN in breach of its obligations under this Agreement. NORBROOK’s liability and indemnity shall be limited to the amount successfully claimed by NORBROOK under such insurance policy.

8.3	PHARMAPLAZ and SAMARITAN undertake to indemnify and keep indemnified NORBROOK against all proceedings, costs (including legal costs), liabilities, injury, loss or damage arising from the breach or negligent performance or failure of performance by PHARMAPLAZ or SAMARITAN of the terms of this Agreement and in respect of any other matter relating to the subject matter of this Agreement for which NORBROOK does not directly indemnify PHARMAPLAZ hereunder (including any claims by third parties in relation to the manufacture, sale and or use of the Finished Product). PHARMMPLAZ and SAMARITAN agree to maintain their own product liability insurance with recognized insurance companies in respect of the Finished Product being available to it at commercially reasonable rates and terms in an amount of US$ 100 million (one hundred million

United States dollars) to cover all loss damage or liability suffered by NORBROOK in relation to the any third parry claims brought in relation to the Finished Product provided the liability has not been incurred by NORBROOK in breach of its obligations under this Agreement.

8.4	Except as otherwise expressly provided in this Agreement, no Parties shall be liable to the other Parties, whether arising as a result of a breach of this Agreement or otherwise in connection with this Agreement, for any consequential, special, indirect, or incidental loss or damage (whether or not any such loss or damage is foreseeable), including without limitation, in respect of loss of goodwill, loss of business, loss of anticipated savings, loss of revenue and/or loss of actual or anticipated profit of the other Party or any sums payable to any third party.

9. CONFIDENTIALITY

9.1	For the term of this Agreement and fifteen (15) years after expiration or termination of the Agreement, each Party agrees to keep written information and data received under this Agreement and relating to the Material strictly confidential and shall use such information only within the scope and for the purposes of this Agreement.

9.2	Such secrecy obligation and non-use obligations shall not apply to (any parts of such) information which the receiving Party can prove:

(a) was in the possession of the receiving Party at the time of disclosure; or

(b)	is disclosed to the receiving Party by a third person that has a right to make such disclosure; or

(c) is or becomes part of the public domain through no fault of the receiving Party.

9.3	Nothing in this Clause 9 shall restrain a Party to give non-published information of the other Party to any court or governmental agency, if lawfully required to do so under applicable law.

10. FORCE MAJEURE

10.1	In the event that either Party fails to fulfill any obligation under this Agreement by reason due to force majeure, as defined hereinafter, the affected Party shall promptly give the other a detailed notice of it, including the expected duration of such force majeure and upon receipt of such notice the obligations concerned shall be considered suspended, without liability for as along as force majeure is in effect.

10.3	If the effects of force majeure last for a period longer than six (6) months NORBROOK shall be entitled to suspend the performance of its obligations under this Agreement or to cancel it wholly or partly without PHARMAPLAZ having the right to claim any compensation for costs, damages and interests, notwithstanding the obligation of the affected Party to use its best endeavours to remove or to mitigate the effects caused by such force majeure.

10.4	Force majeure on the part of NORBROOK shall include any circumstance or event beyond the reasonable control of NORIROOK, whether foreseeable or not, which prevents, hinders, delays or renders uneconomic the manufacture, delivery or supply of the goods or services and includes but is not limited to: strikes by personnel of NORBROOK or its suppliers, government measures pertaining to or preventing the possibility of export, breakdown of power supplies, difficulty or increased expense in obtaining materials or transport or other circumstances affecting the supply of the goods or of raw materials therefore by NORBROOK’s normal source of supply or the manufacture of the goods by NORBROOK’s normal route or means of delivery.

11. TERM AND TERMINATION

11.1	This Agreement shall be effective on the Effective Date and shall remain in effect until five (5) years thereafter (“Initial Term’). Following the Initial Term, this Agreement shall be automatically extended for further periods of one (l) year. NORBROOK may terminate this Agreement without cause at any time by giving prior written notification of termination to the other Parties by registered letter of least one (1) year.

11.2	NORBROOK shall be entitled to terminate this Agreement irrespective of the provision of sub-clause 11.1 by giving written notice if either of the other Parties:

(a)	becomes the subject of proceedings in bankruptcy, insolvency, receivership or liquidation, either voluntary or otherwise;

(b)	has materially breached any of the provisions of this Agreement and such breach has not been cured within thirty (30) days following notification in writing to the other Party of such breach.

11.3	PHARMAPLAZ and SAMARITAN shall be entitled to terminate this Agreement irrespective of the provision of sub-clause 11.1 by giving written notice if NORBROOK:

(a)	becomes the subject of proceedings in bankruptcy, insolvency, receivership or liquidation, either voluntary or otherwise;

(b)	has materially breached any of the provisions of this Agreement and such breach has not been cured within thirty (30) days following notification in writing to NORBROOK of such breach.

12. NOTICES

Any notice or other written communication required or permitted to be made or given herein shall be made or given by either party in the English language by facsimile, by first-class mail, postage pre-paid, or by air courier to the mailing address numbers set out as below:

If to NORBROOK:
NORBROOK LABORATORIES LIMTED Station Works

Newry,
Co. Down BT 35 63P
Northern Ireland

Attn. Lord Ballyedmond / Martin Murdock

If to PHARMAPLAZ PHARMAPLAZ LIMITED,
Daneswell Business Park, Athlone,
County Roscommon, Republic of Ireland

Attn: Mr. Michael Macken

If to SAMARITAN

SAMARITAN IRELAND PHARMACEUTICALS LIMITED

Daneswell Business Park, Athlone,

County Roscommon,
Republic of Ireland

Attn: Mr. Michael Macken

SAMARITAN PHARMACEUTICALS INC 101 Convention Center Drive,
Suite 310,
Las Vegas,
Nevada 89109,
USA

Attn: Dr Janet Greeson

or to such other addresses or facsimile numbers as either party shall designate by notice, similarly given, to the other party. Notices or written communications shall be deemed to have been sufficiently made or given if by air courier or by facsimile with confirmed transmission, within three (3) business days of such transmission, or if by first class airmail within seven (7) business days of being sent.

13.	MISCELLANEOUS

Governing law and jurisdiction

13.1	This Agreement shall be governed by and interpreted in all respects in accordance with the laws of Northern Ireland.

13.2	For the settlement of any claim, dispute or matter of difference arising out of or in connection with this Agreement, each party irrevocably and unconditionally submits to the exclusive jurisdiction of the High Courts of Northern Ireland and the competent courts of appeal from it.

Assignment/transfer

13.3	The Parties agree that this Agreement may only be assigned or transferred with the prior written consent of the other Party. In case of a proposed assignment to an Affiliate of a Parry, such consent shall not be unreasonably withheld.

13.4	If, during the term of this Agreement, SAMARITAN sells or transfers any FDA licenses it holds for the Finished Product to a third party or Affiliate then SAMARITAN shall agree to transfer and/or assign to that third party/Affiliate buyer or transferee all of its contractual obligations as set out under clauses 2, 3, 5, 8 and 9 of this Agreement for the remaining term of this Agreement. In the event that an assignment or transfer of SAMARITAN’s contractual obligations under this Agreement is not possible, for whatever reason, then SAMARITAN shall agree to bind under separate contract the buyer or transferee of any FDA licenses it holds for the Finished Product to the same legal obligations to which SAMARITAN is bound under clauses 2, 3, 5, 8 and 9 of this Agreement to the benefit of NORBROOK for the remaining term of this Agreement. NORBROOK or any transferee or assignee of NORBROOK under clause 13.3 shall agree to be bound by the terms of this Agreement to the benefit of any transferee or assignee of SAMARITAN under clause 13.4.

Benefit

13.5	This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties.

Severability

13.6	If any of the provisions hereof or the application thereof is held invalid, the remaining provisions shall not be affected thereby, and to this end the provisions of this Agreement are severable.

Waivers

13.7	No waiver of a breach or default hereunder shall be considered valid unless in writing and signed by the Party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or a similar nature.

Survival

13.8	Notwithstanding anything provided herein to the contrary, the provisions of this Agreement which by their terms have effect following the termination of this Agreement shall survive such termination.

Entire Agreement

13.9	This Agreement sets forth the entire Agreement and understanding between the Parties hereto with respect to the matters contemplated hereby. It shall not be modified except by written instrument duly executed by the Parties hereto. Any and all prior oral and written agreements and understandings with respect to the matters set forth herein between the Parties are hereby superseded.

Amendment

13.10	This Agreement may be amended only by an instrument in writing with equal formality.

IN WITNESS WHEROF, the Parties have executed three originals of this agreement, by their respective duly authorized representatives.

NORBROOK LABORATORIES LIMITED
Operating through NORBROOK s.r.o.

By:	/s/ Lord Ballyedmond

Date:	August 23, 2005

PHARMAPLAZ LIMITED

By:	/s/ Michael Macken

Date:	July 1, 2005

SAMARITAN IRELAND PHARMACEUTICALS LIMITED

By:	/s/ Dr. Janet Greeson

Date:	July 1, 2005

SAMARITAN PHARMACEUTICALS, INC.

By:	/s/ Dr. Janet Greeson

Date:	July 1, 2005